The Fund held its joint annual meetings of shareholders on December 19,
2012.
Common/Preferred shareholders voted as indicated below:
								Withheld
						Affirmative 	Authority
PIMCO New York Municipal III
Re-election of Hans W. Kertess
Class I to serve until the annual meeting for
the 2015-2016 fiscal year 			4,315,551 	298,730
Re-election of William B. Ogden, IV
Class I to serve until the annual meeting
for the 2015-2016 fiscal year 			4,315,551 	298,730
Re-election of Alan Rappaport*
Class I to serve until the annual meeting for
the 2015-2016 fiscal year 			1,149 		-

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs.Bradford K. Gallagher, James
A. Jacobson*, and John C. Maney+,continued to serve as Trustees of the Funds.

* Preferred Shares Trustee
+ Interested Trustee